June 1, 2005

VIA EDGAR AND FAX (202) 772-9366

U.S. Securities and Exchange Commission

Division of Corporation Finance

ATTN: Jeanne Bennett, Staff Accountant

450 Fifth Street, N.W., Mail Stop 0306

Washington, D.C. 20549

Re:	Biolase Technology, Inc.
Form 8-K for Item 4.02
Filed May 20, 2005
File No. 000-19627

Dear Ms. Bennett:

At the request of Biolase Technology, Inc. (the “Company”), we are submitting the following response to the comment in your letter (the “Comment Letter”) dated May 24, 2005 with respect to the above-referenced Form 8-K (the “Form 8-K”). Factual information contained herein is provided by the Company. Please note the numbered item below corresponds to the number of the corresponding comment (set forth in italics below) set forth in the Comment Letter.

Form 8-K Filed May 20, 2005

1. We note you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please state how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

As disclosed in the Form 8-K, in order to make certain adjustments to the Company’s historical financial statements, the Company intends to restate its historical financial statements and will file (i) its Form 10-K as of December 31, 2004 that will include restated consolidated financial statements as of December 31, 2003 and the two years then ended and (ii) Amended Forms 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 (the “2004 Form 10-Q/As”) that will include restated financial statements for the prior comparative periods as well.

At this point in time, the Company is unable to estimate precisely when these amendments will be filed with the SEC. The Company is working diligently to complete the final stages of its audit, including management’s assessment of its internal control over financial reporting. As soon as the Company has reached a determination as to when it expects to file its 2004 Form 10-K and the 2004 Form 10-Q/As, it will amend the Form 8-K to include its estimated filing dates for these reports. The Company expects that it will be able to reach such determination (and file its Form 8-K/A) in the next several weeks.

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U.S. Securities and Exchange Commission

June 1, 2005

Concurrently with submitting this letter, the Company has filed a Form 8-K/A to disclose the above information. A copy of that Form 8-K/A is transmitted via fax for your convenience.

In connection with this response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments.

Sincerely yours,

/s/ Christopher M. Forrester
Christopher M. Forrester

Attachment: Form 8-K/A

cc:	Robert M. Grant
John Hohener
George W. d’Arbeloff

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

AMENDMENT NO. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2005

BIOLASE TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-19627	87-0442441
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

981 Calle Amanecer

San Clemente, California 92673

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (949) 361-1200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

As previously disclosed in its Form 8-K filed May 20, 2005, Biolase Technology, Inc. (the “Company”) intends to restate its historical financial statements and will file (i) its Form 10-K as of December 31, 2004 that will include restated consolidated financial statements as of December 31, 2003 and the two years then ended and (ii) Amended Forms 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 (the “2004 Form 10-Q/As”) that will include restated financial statements for the prior comparative periods as well.

At this point in time, the Company is unable to estimate precisely when these amendments will be filed with the SEC. The Company is working diligently to complete the final stages of its audit, including management’s assessment of its internal control over financial reporting. As soon as the Company has reached a determination as to when it expects to file its 2004 Form 10-K and the 2004 Form 10-Q/As, it will amend the Form 8-K to include its estimated filing dates for these reports. The Company expects that it will be able to reach such determination (and file its Form 8-K/A) in the next several weeks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2005	BIOLASE TECHNOLOGY, INC.

	By:	/s/ John W. Hohener
John W. Hohener
Executive Vice President and
Chief Financial Officer

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